CLARKESON RESEARCH, INC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock				
	Number of Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2014	100	$ 100	$ 595,373	$ (337,104)	$ 258,369
Capital Contributions			26,000		26,000
Net income for the year	-	-	-	(160,613)	(160,613)
Balance - December 31, 2015	100	$ 100	$ 621,373	$ (497,717)	$ 123,756